# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BNB PLUS CORP., CIK 0000744452
CUSIP: 03815U607
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 50 Health Sciences Drive, Stony Brook, New York (NY), 11790
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002039548

## Reporting persons
- Off the Chain LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 460,343; sole dispositive power 0; shared dispositive power 460,343; aggregate amount beneficially owned 460,343 (9.99% of the class)
- Off the Chain Capital, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 460,343; sole dispositive power 0; shared dispositive power 3,215,650; aggregate amount beneficially owned 460,343 (9.99% of the class)

## Item 1. Issuer
Name of issuer: BNB PLUS CORP.
Address of issuer's principal executive offices: 50 Health Sciences Drive, Stony Brook, New York 11790

## Item 2. Person Filing
Name of person filing:
(i) Off the Chain LP
(ii) Off the Chain Capital, LLC
Address of principal business office or, if none, residence:
(i)10337 Los Feliz Dr.,
Orlando, FL 32836
Citizenship:
(i) Off the Chain LP - Delaware
(ii) Off the Chain Capital, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
(a) Amount Beneficially Owned.

460,343, which includes 217,840 shares (the "Shares") of Common Stock (the "Common Stock") of BNB Plus Corp. (the "Issuer") and 242,503 shares of Common Stock underlying certain Warrants. OTC LP is the record holder of pre-funded warrants that are exercisable for 1,288,186 shares of Common Stock (the "Pre-Funded Warrants") and Common Stock warrants that are exercisable for 1,506,026 shares of Common Stock (the "Common Stock Warrants" and together with the Pre-Funded Warrants, the "Warrants"). The Warrants contain a beneficial ownership limitation so that in no event shall the holder's beneficial ownership exceed 9.99% (the "Blocker"), and therefore, the number of shares beneficially owned only includes 242,503 shares of Common Stock underlying the Warrants as the Blocker limits OTC LP from exercising for any additional shares of Common Stock. Off the Chain LP is the record holder of the Shares and the Warrants. Off the Chain Capital, LLC, as the manager of Off the Chain LP, has investment discretion over the Shares, Warrants and the shares of Common Stock underlying the Warrants.
Percent of class: 9.99%. Based on 4,365,541 shares of Common Stock outstanding as of December 15, 2025, as provided by the Issuer in its Annual Report on Form 10-K filed with the SEC on December 22, 2025, plus the 242,503 shares of Common Stock underlying the Warrants.
Sole power to vote or to direct the vote:
Off the Chain LP: 0
Off the Chain Capital, LLC: 0
Shared power to vote or to direct the vote:
Off the Chain LP: 460,343
Off the Chain Capital, LLC: 460,343
Sole power to dispose or to direct the disposition:
Off the Chain LP: 0
Off the Chain Capital, LLC: 0
Shared power to dispose or to direct the disposition:
Off the Chain LP: 460,343
Off the Chain Capital, LLC: 460,343

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement.

## Signatures
- Off the Chain LP: /s/ Tom Siegel, Chief Financial Officer of Off the Chain Capital, LLC (02/13/2026)
- Off the Chain Capital, LLC: /s/ Tom Siegel, Chief Financial Officer of Off the Chain Capital, LLC (02/13/2026)